DECISIONPOINT SYSTEMS, INC.

8697 Research Drive

Irvine, California 92618

January 25, 2021

BY EDGAR

Mr. Michael C. Foland

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DecisionPoint Systems, Inc.
Registration Statement on Form S-1
File No. 333-245695

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on January 28, 2021, or as soon thereafter as practicable.

Very truly yours,

DECISIONPOINT SYSTEMS, INC.

By: /s/ Steve Smith

Name: Steve Smith

Title: Chief Executive Officer

cc:	Donald Figliulo, Esq.
Peter F. Waltz, Esq.